Exhibit 99.1

Nano Dimension Reports Fourth Quarter and Full Year 2018 Financial Results

Conference call to be held today at 9:00 a.m. EDT

Ness Ziona, Israel, March 14, 2019 – Nano Dimension Ltd., a leading additive electronics provider (NASDAQ, TASE: NNDM), today announced financial results for the fourth quarter and full year 2018.

Nano Dimension reported revenues of $1,705,000 for the fourth quarter of 2018 and $5,100,000 for the full year 2018. The company ended the fourth quarter of 2018 with $3,753,000 in cash, while total loss for the fourth quarter was $3,967,000.

“Our organization and sales infrastructure continue to improve every day, and with it our expectation and confidence in our ability to deliver on our growth plans. In 2019, we expect to triple our revenue, with 14 to 15 million dollars in revenue for the full year,” said Amit Dror, Chief Executive Officer of Nano Dimension. “Our main goal is to increase our market share. Another goal we set for 2019 is to increase the value for customers and we plan to achieve that by increasing the range of applications, benchmarks and features supported by our system. We believe that by executing on our plan to achieve these goals we will manage to meet our growth targets, prepare for further growth and also improve our gross margin.”

Fourth Quarter 2018 Financial Results

●	Total revenues for the fourth quarter of 2018 were $1,705,000, compared to $427,000 in the fourth quarter of 2017 and $1,672,000 in the third quarter of 2018. The increase is attributed to commercial sales of the DragonFly Pro 3D printer that began in the fourth quarter of 2017.

●

Research and development (R&D) expenses for the fourth quarter of 2018 were $2,021,000, compared to $2,555,000 in the fourth quarter of 2017 and $2,129,000 in the third quarter of 2018. The decrease, both compared to the third quarter of 2018 and compared to the fourth quarter of 2017, was mainly attributed to a decrease in payroll and related expenses, and a decrease in materials expenses. The R&D expenses for the fourth quarter of 2018 are presented net of government grants in the amount of $4,000.

●

Sales and marketing expenses for the fourth quarter of 2018 were $1,220,000, compared to $761,000 in the fourth quarter of 2017 and $1,167,000 in the third quarter of 2018. The increase compared to the fourth quarter of 2017 was mainly attributed to an increase in payroll and related expenses and marketing and advertising expenses. The increase compared to the third quarter of 2018 was mainly attributed to an increase in travel and other sales and marketing expenses.

●

General and administrative (G&A) expenses for the fourth quarter of 2018 were $685,000, compared to $777,000 in the fourth quarter of 2017 and $685,000 in the third quarter of 2018. The decrease compared to the fourth quarter of 2017 is mainly a result of decrease in professional services expenses, and a decrease in directors’ fees.

●

Net loss for the fourth quarter of 2018 was $3,967,000, or $0.04 per share, compared to $4,160,000, or $0.07 per share, in the fourth quarter of 2017 and $3,628,000, or $0.04 per share, in the third quarter of 2018.

 Full Year 2018 Financial Results

●	Total revenues for the full year 2018 were $5,100,000, compared to $829,000 in 2017. The increase is due to additional sales of our products during 2018.

●	R&D expenses for 2018 were $8,623,000, compared to $10,819,000 in 2017. The decrease is mainly a result of a decrease in payroll and related expenses, as well as materials expenses. The R&D expenses for the year are presented net of government grants in the amount of $42,000.

●	Sales and marketing expenses for 2018 were $4,259,000, compared to $2,183,000 in 2017. The increase resulted primarily from an increase in salaries and related personnel expenses, reflecting an increase in the number of sales and marketing employees and an increase in marketing and advertising expenses.

●	G&A expenses for 2018 were $3,002,000, compared to $3,363,000 in 2017. The decrease resulted primarily from a decrease in professional services expenses, as well as a decrease in directors’ fees.

●	Net loss for the full year 2018 was $15,488,000, or $0.17 per share, compared to $17,503,000, or $0.31 per share, in 2017.

Balance Sheet Highlights

●	As part of Nano Dimension’s preparations and actual commencement of commercial shipments of its new DragonFly Pro 3D printer during 2018, the company increased its work-in-progress and finished goods inventory and ended the year with a combined inventory of more than $3 million. The company expects a portion of this inventory to convert to revenue in the ordinary course of the coming months.

●	Cash totaled $3,753,000 as of December 31, 2018, compared to $6,103,000 on December 31, 2017. The decrease compared to December 31, 2017 mainly reflects the proceeds received from the issuance of the company’s ordinary shares in the second quarter of 2018, less the cash used in operations and the cash used for the acquisition of fixed assets during the year ended December 31, 2018. On February 2019, Nano Dimension announced the closing of a public offering of American Depositary Shares, with total gross proceeds of $12 million.

●	Shareholders’ equity totaled $15,572,000 as of December 31, 2018, compared to $18,166,000 as of December 31, 2017.

Conference call information

The company will host a conference call to discuss these financial results today, March 14, 2019, at 09:00 a.m. EDT (03:00 p.m. IST). Investors interested in participating are invited to register for the conference call here: http://dpregister.com/10128505. Dial-in numbers, including a local Israeli number and instructions, will be provided upon registration. U.S. Dial-in Number: 1-866-777-2509, International Dial-in Number: 1-412-317-5413. Please request the “Nano Dimension NNDM call” when prompted by the conference call operator. The conference call will also be webcast live from the Investor Relations section of Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

For those unable to participate in the conference call, there will be a replay available from a link on Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

About Nano Dimension Ltd.

Nano Dimension (Nasdaq, TASE: NNDM) is a leading additive electronics provider that is disrupting, reshaping, and defining the future of how cognitive connected products are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features. Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s products and services for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the potential of its products, expectations regarding the company’s ability to deliver on its growth plans and meeting goals, including expected revenues, and that the company expects a portion of its inventory to convert to revenue in the ordinary course of the coming months. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 14, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com

Consolidated Statements of Financial Position as at

	December 31,
	2017(*)		2018
	Thousand USD		Thousand USD

Assets
Cash	6,103		3,753
Restricted deposits	107		21
Trade receivables	94		1,313
Other receivables	583		570
Inventory	2,336		3,116
Total current assets	9,223		8,773

Restricted deposits	346		347
Property plant and equipment, net	5,172		5,200
Intangible assets	6,755		5,983
Total non-current assets	12,273		11,530
Total assets	21,496		20,303

Liabilities
Trade payables	512		1,414
Other payables	1,683		2,178
Total current liabilities	2,195		3,592

Liability in respect of government grants	833		895
Other long-term liabilities	302		244
Total non-current liabilities	1,135		1,139
Total liabilities	3,330		4,731

Equity
Share capital	2,307		3,291
Share premium and Capital reserves	52,059	(**)	63,969
Treasury shares	(1,509)		(1,509)
Presentation currency translation reserve	1,431		1,431
Accumulated loss	(36,122)		(51,610)
Total equity	18,166		15,572
Total liabilities and equity	21,496		20,303

(*) Presented according to the change in the Company’s functional and presentation currency from NIS to U.S. dollars, effective January 1, 2018.

(**) Reclassified.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

	For the Three-Month Period Ended December 31,		For the Year Ended December 31,
	2017(*)	2018(**)	2017(*)	2018
	Thousand USD	Thousand USD	Thousand USD	Thousand USD

Revenues	427	1,705	829	5,100

Cost of revenues	273	1,378	409	3,594

Cost of revenues - amortization of intangible	190	193	743	772

Total cost of revenues	463	1,571	1,152	4,366

Gross profit (loss)	(36)	134	(323)	734

Research and development expenses, net	2,555	2,021	10,819	8,623

Sales and marketing expenses	761	1,220	2,183	4,259

General and administrative expenses	777	685	3,363	3,002

Operating loss	(4,129)	(3,792)	(16,688)	(15,150)

Finance income	90	-	102	54

Finance expense	121	175	917	392

Total comprehensive loss	(4,160)	(3,967)	(17,503)	(15,488)

Basic and diluted loss per share (in USD)	(0.07)	(0.04)	(0.31)	(0.17)
Basic and diluted loss per ADS (in USD)	(0.34)	(0.21)	(1.61)	(0.84)

(*) Presented according to the change in the Company’s functional and presentation currency from NIS to U.S. dollars, effective January 1, 2018.

(**) For the periods from January to September 2018, the Company reclassified payroll expenses of four employees from the research and development section to the general and administration section to reflect more appropriately the operation activities of the Company.